LARRY D. IRICK
Vice President, General Counsel
and Corporate Secretary

April 12, 2004

VIA EDGAR AND FACSIMILE

Re:	Westar Energy, Inc. Form S-3; Registration Statement No. 333-35872 Filed April 28, 2000

Securities and Exchange Commission
Judiciary Plaza 450 Fifth Street, N.W.
Washington, D.C. 20549-1001

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Westar Energy, Inc. (“the Company”) respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced registration statement, as amended and all exhibits thereto (the “Registration Statement”). No securities were sold pursuant to the Registration Statement which was declared effective on May 8, 2000.

     Please do not hesitate to contact Daniel G. Kelly or Sally Brammell of Davis Polk & Wardwell at (650) 752-2001 and (650) 752-2007, respectively or me at (785) 575-1625 should you have any questions with respect to this request.

Very truly yours, /s/ Larry D. Irick Name: Larry D. Irick Title: Vice President, General Counsel and Corporate Secretary

cc: Daniel G. Kelly
      Sally Brammell